FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

July 23, 2004

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on July 23, 2004 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced today announce it has launched its $36.7 million cash offer, through the Peru Stock Exchange, to purchase the voting shares of Compania Minera Argentum S.A. (“Argentum”), which owns the Morococha silver mine, as announced in February. Pan American has a lock-up agreement to acquire 92% of Argentum’s voting shares. The public offering must remain open for 20 business days, after which the purchase of Morococha will be completed.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce it has launched its $36.7 million cash offer, through the Peru Stock Exchange, to purchase the voting shares of Compania Minera Argentum S.A. (“Argentum”), which owns the Morococha silver mine, as announced in February. Pan American has a lock-up agreement to acquire 92% of Argentum’s voting shares. The public offering must remain open for 20 business days, after which the purchase of Morococha will be completed.

In addition, Pan American has acquired 100% of Compania Minera Natividad (“Natividad”) for $1.5 million, which holds numerous adjacent mineral concessions.  Pan American intends to combine Natividad with Argentum upon completion of the public

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

offering, which, assuming 100% of the common shares of Argentum are tendered to Pan American, will give the Company an 88% interest in the Morococha silver mine.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of July, 2004.

“Signed”

Brenda Radies Vice President, Corporate Relations

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Geoff Burns

(Signature)

Geoff Burns, President and CEO

Date: July 23, 2004